                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                             Visual Frontier, Inc..
                    -----------------------------------------
                            (Name of Subject Company)


                    Common Stock, $.0001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                  Moreal Chu,
                           President and General Manager
                       7F, No. 50 Chiuan Road, Shin-Dien City
                            Taipei Hsien, Taiwan, R.O.C.
                               Tel: 886-2-66299233
                               Fax: 886-2-66-299033

     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

FOR IMMEDIATE RELEASE                       Contact : Moreal Chu
                                                   852-2406-8978

May 30, 2003, Taipei, Taiwan.... Visual Frontier, Inc. ("Visual"), formerly Air
Test Technology, Inc. (OTC BB: "VFTR"), a Delaware corporation, announced the closing of a Stock Purchase Agreement with Visual Frontier (BVI) Ltd.("Visual (BVI")), a British Virgin Islands corporation.. Pursuant to the Agreement, Visual acquired all of the issued and outstanding shares of common stock of Visual (BVI) for an aggregate of 36,000,000 shares to Visual (BVI) shareholders; 4,001,000 shares held by affiliates of Visual were cancelled.

Before the closing, Air Test had changed its name to Visual Frontier, Inc. (the "Company"); the Company's shares will continue to be quoted and traded from time to time on the Over-the-Counter Bulletin Board under the trading symbol "VFTR." Also in connection with the closing, all directors and executive officers of the Visual resigned and following persons were appointed to the indicated offices and positions: Moreal Chu, president and general manager; Starcia Chang, sales deputy general manager; Sam Tseng, executive deputy general manager; Pascal Chu, project manager; and Simon Chung, development manager.

Visual's Business

The Company is a holding company established in 1990, is engaged, by and through subsidiaries, in the computer peripheral industry, primarily relating to optical storage devices focused on CD-RW drives with DVD read capability, known as combo drives, for such OEM customers as Yamaha, Philips and FreeCom. The Company believes that the demand for external optical storage drives is increasing, driven partly by the increasing popularity of smaller and more portable computers and other handheld electronic devices and lacking a built-in optical drive. Therefore, the Company is focusing development on the external CD/CD-RW/ combo and DVD+/-RW technologies for storing, displaying and distributing digital content.

The Company believes that it has several important competitive advantages: more than 10 years of proven reliability; the latest styling; understanding the customer's need for performance, durability and modern styling; fast development time; and a strong R&D focus.

According to Moreal Chu, President and General Manager of the Compand, based upon the trend to notebooks from desktop computers and the increasingly small size of notebooks and the resulting need to make optical drives external rather than internal, the Company has determined to change its business strategy from one historically focused on the OEM customer to a distribution strategy based upon building strong relationships among distributors in the Company's core European market.

Visual's key management team consists of:

Moreal Chu, age 50, President and General Manager. Mr. Chu, a graduate of the National Taipei University of Technology with a major in industrial design, has been President and General Manager of Visual since 1998. He is responsible for research and development. Previously, he was with Kinpo Electronics, Inc.

Starcia Chang, age 51, Sales Deputy General Manager. Ms. Chang, a graduate from the law program at Fu Jen Catholic University, joined Visual in 2002 as general auditor, business manager and deputy general manager following many years in management and sales for such publicly held companies as Delta Electronics, Inc. and Slimax International Inc. She plays a key role in marketing.

Sam Tseng, age 52, Executive Deputy General Manager. Mr. Tseng, who studied mechanical engineering at the National Taipei University of Technology, joined Visual in 2001; he is manager of product development. Previously, he was with Slimax International Inc. and Enlight Corporation.

Pascal Chu, age 54, Project Manager. Mr. Chu graduated from National ChinYi Institute of Technology with a major in electrical engineering and joined Visual in 2001 following his association with Good Will Instrument Co., Ltd. He is responsible for production management and model development as well as marketing.

Simon Chung, age 53, Development Manager. Mr. Chung graduated from MingHsin University of Science and Technology with a major in electronic engineering. He is responsible for engineering external optical storage devices and was responsible for the first generation of combo drives.

Forward-Looking Statements

This announcement contains certain forward-looking statements about plans and objectives for future operations that involve a number of risks and uncertainties relating to, among other things, new products, market strategies and trends, and general economic conditions. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such forward-looking statements.

                                    ********